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Exhibit (e)(6)

BERGER HOLDINGS, LTD.
EMPLOYEE STOCK OPTION
NOTICE OF CANCELLATION

        On October 10, 2003, Berger Holdings, Ltd. (the "Company") and Euramax International, Inc. ("Euramax") entered into a definitive agreement for Euramax to acquire the Company. Under the terms of the agreement, a subsidiary of Euramax will commence a tender offer for all of the outstanding shares of the Company's common stock for $3.90 per share in cash, followed by a merger of the subsidiary with and into the Company.

        The Company's board of directors, acting as the Committee under the Company's 1996 Stock Incentive Plan (the "Plan"), at a meeting held on October 10, 2003, defined a "Change of Control," as that term in used in the Plan, to include execution of the definitive agreement with Euramax and, pursuant to its powers under Section 8 of the Plan, conditioned upon consummation of the merger with Euramax's subsidiary, declared that all stock options granted pursuant to the terms of the Plan be canceled. In consideration for the cancellation of the stock options, each holder of stock options issued pursuant to the Plan will be entitled to receive a payment in cash, at the effective time of the merger, equal to the product of (i) the number of shares of Company common stock subject to each stock option and (ii) the excess, if any, of the per share merger consideration for the Company common stock over the option price per share subject to such stock option. The Company will withhold from such payment any and all applicable federal, state and local taxes required to be paid in connection with such payment.

        Also in connection with the proposed tender offer and merger and pursuant to the powers of the Company's board of directors under Section 8 of the Plan, the board further declared that, during the Suspension Period (as defined below) and prior to the cancellation of the stock option at the effective time of the merger, no stock option issued pursuant to the Plan will be exercisable without the prior written consent of the Company. The board of directors additionally provided that in no event would the expiration date or termination date of any such stock option (as otherwise provided in the governing stock option agreement or by the terms of the Plan) occur during the Suspension Period. As used herein, the term "Suspension Period" means the period beginning thirty (30) days after the date of this notice and ending with the earlier of (i) the effective time of the merger and (ii) five (5) business days after the initial public announcement of termination of the definitive agreement with Euramax.

        If you have any questions regarding this notice, the terms of the Plan or the cancellation of your stock options, please contact Frank Wellock or Denise Ashby.

October 13, 2003

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BERGER HOLDINGS, LTD. EMPLOYEE STOCK OPTION NOTICE OF CANCELLATION